SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 27, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ___	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ___	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes ___	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated October 26, 2006, reporting financial results for the third quarter and nine months ended September 30, 2006.

Dassault Systèmes Delivers Strong Revenue and
Earnings in the 2006 Third Quarter

Paris, France, October 26, 2006 — Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, reported financial results for the third quarter and nine months ended September 30, 2006.

Third Quarter Highlights

• • • •	GAAP total revenue up 29% to €276.3 million (34% in constant currencies) and EPS of €0.34
Non-GAAP total revenue up 32% to €282.3 million (up 36% in constant currencies)
Non-GAAP EPS of €0.40, up 25%
DS updates 2006 objectives and provides initial 2007 objectives

Bernard Charlès, Dassault Systèmes President and Chief Executive Officer, commented, “DS is focused on delivering a high level of performance as we advance important strategic initiatives. Our financial and business achievements this quarter and year-to-date demonstrate that we are well on track.

“In particular, we are very pleased with how well our two major acquisitions have performed. Abaqus has had an excellent first year — with four consecutive quarters of solid execution, revenue growth and operating margin contribution. As a core component of our SIMULIA brand, Abaqus’ strong results confirm the importance of virtual testing for customers around the world. MatrixOne is continuing to exceed financial targets and to demonstrate good momentum with its wins in high tech, semiconductors and other key industries. Our teams, both within ENOVIA and across the DS organization, are working closely together, with promising business opportunities already emerging.

“In summary, based upon our outlook for the fourth quarter, we believe that DS is poised to increase its market share and further extend its leadership of the overall PLM market for 2006. Moreover, our work and investments in our growth drivers are strengthening our performance this year and are enhancing our market position and growth opportunities for the future.”

Third Quarter Financial Results

Dassault Systèmes completed the acquisition of Abaqus Inc. in October, 2005 and MatrixOne Inc. in May, 2006 and has accounted for these acquisitions pursuant to U.S. GAAP (“GAAP”) purchase accounting rules. In addition to GAAP information, this press release presents supplemental non-GAAP financial information which reflects certain adjustments to our GAAP information. The supplemental non-GAAP financial information adjusts our GAAP financial information to exclude: (i) deferred revenue adjustments, (ii) amortization of acquired intangibles, (iii) share-based compensation expenses and (iv) one-time tax restructuring effects. See Attachment A of this press release for an explanation of these adjustments, and tables which set forth the most comparable GAAP financial measures and a reconciliation of the GAAP and non-GAAP financial data.

Revenue

GAAP total revenue increased 29% to €276.3 million (34% in constant currencies) for the 2006 third quarter, up from €213.8 million in the year-ago period. In the 2006 third quarter GAAP software revenue increased 23% to €225.4 million, compared to €183.3 million in the year-ago quarter. GAAP service and other revenue increased 67% to €50.9 million in the 2006 third quarter, compared to €30.5 million in the year-ago period.

Non-GAAP revenue increased 32% to €282.3 million (36% in constant currencies) in the 2006 third quarter, compared to €213.8 million in the year-ago period. Non-GAAP software revenue increased 26% to €231.4 million (30% in constant currencies), compared to €183.3 million in the 2005 third quarter. New CATIA and SolidWorks seats licensed increased 8% to 16,975 seats in the 2006 third quarter, compared to 15,717 in the 2005 third quarter.

Non-GAAP PLM revenue increased 36% to €231.9 million (41% in constant currencies) in the 2006 third quarter, up from €170.4 million in the year-ago quarter. Non-GAAP ENOVIA revenue increased 105% (112% in constant currencies) to €54.4 million and included MatrixOne non-GAAP revenue of €26.3 million. New CATIA seats licensed decreased from the year-ago period by 4% to 7,431. Year-to-date, new CATIA seats licensed have increased 4% to 24,204.

SolidWorks non-GAAP revenue increased 16% to €50.4 million (20% in constant currencies) in the 2006 third quarter, compared to €43.4 million in the 2005 third quarter. SolidWorks seats licensed increased 19% year over year to 9,544 licenses for the 2006 third quarter. Year-to-date SolidWorks seats licensed also increased 19% to 31,200.

From a regional perspective, 2006 third quarter non-GAAP revenue increased 48% in Europe, 27% in the Americas (33% in constant currencies) and 14% in Asia (24% in constant currencies).

EPS and Operating Income and Margin

GAAP earnings per diluted share increased 6% to €0.34 in the 2006 third quarter, compared to €0.32 in the year-ago period. GAAP operating income decreased 11% to €44.7 million (16.2% operating margin) in the 2006 third quarter, compared to €50.5 million in the 2005 third quarter (23.6% operating margin). The decrease in GAAP operating income and operating margin largely reflected the impact of amortization of acquired intangibles in connection with recent acquisitions.

Non-GAAP earnings per diluted share increased 25% to €0.40 in the 2006 third quarter, up from €0.32 in the year-ago quarter. Non-GAAP operating income increased 27% to €64.4 million in the 2006 third quarter, compared to €50.8 million in the 2005 third quarter. The non-GAAP operating margin was 22.8% in the 2006 third quarter.

Other financial highlights

Net operating cash flow was €59.7 million and €224.6 million for the third quarter and nine months ended September 30, 2006, respectively. Cash and short-term investments totaled €455.3 million and long-term debt was €202.6 million at September 30, 2006.

Strategy, Technology, Customers and Partnerships

DS launches CATIA PLM Express, a scalable solution that provides CATIA design excellence at an affordable price for companies of all sizes. CATIA PLM Express includes flexible solutions tailored to meet existing and future customers’ day-to-day business needs. CATIA Team PLM is the core configuration of CATIA PLM Express, giving customers the CATIA modeler for product design, knowledge capture and re-use in a collaborative environment. It also delivers core collaborative PDM functionality via ENOVIA SmarTeam, providing optimized CATIA design management and collaboration, and a solid foundation primed for PLM solution scaling.

DS announced Version 5 Release 17 (V5R17) of its Product Lifecycle Management portfolio. This newest release provides further enhancements for business process optimization, value chain innovation, engineering to manufacturing cycle streamlining, intellectual capital growth, and standards adoption. V5R17 is comprised of CATIA for collaborative product development, ENOVIA VPLM and ENOVIA SmarTeam for collaborative lifecycle management, DELMIA for virtual production and PLM sourcing solutions (Collaborative Enterprise Sourcing — CES) for ENOVIA VPLM.

DS announced key enhancements to ENOVIA MatrixOne PLM solutions with extended Business Process coverage across multiple industries. ENOVIA MatrixOne® Matrix 10 updates include enhanced support for environmental/material compliance; improved industry-specific solutions for the apparel, medical device and automotive industries; solutions enabling concurrent printed circuit board development and for distributing product development data throughout the extended enterprise including non-traditional PLM users.  By helping companies reduce development costs, gain access to real-time data and speed product introductions, ENOVIA MatrixOne PLM is enabling companies to increase the potential return on their new product innovations.

Nine-Month 2006 Financial Summary

• • • • •	GAAP total revenue of €808.4 million, up 28% (29% in constant currencies)
Non-GAAP total revenue of €824.3 million, up 31% (31% in constant currencies)
GAAP EPS of €0.85
Non-GAAP EPS up 21% to €1.11 with non-GAAP operating margin of 23.7%
Seats licensed up 12% to 55,404 in total, with CATIA seats up 4% and SolidWorks seats up 19%

Business Outlook

Thibault de Tersant, Executive Vice President and CFO, stated, “Based upon our year-to-date results and outlook with respect to the fourth quarter, we are updating our 2006 financial objectives. Specifically, we are reconfirming our revenue growth objective in constant currencies and our operating margin objective. We are raising our EPS objective, leading to a 2006 EPS growth objective of about 12% to 13% on a non-GAAP basis.

“While we have observed some softening of the economic environment as the second half of this year has progressed, and have noted that current 2007 economic forecasts are estimating a lower level of industrial investment growth compared to 2006, we continue to see a good level of demand for our solutions. Combining these factors, we are setting our initial revenue growth objective in constant currencies at about 11% to 12%.”

The Company’s objectives are prepared and communicated only on a non-GAAP basis and are subject to the cautionary statement set forth below.

• • • • • • •	Fourth quarter non-GAAP total revenue of about €350-355 million, non-GAAP EPS of about €0.67-0.69 and non-GAAP operating margin of about 34-35%
2006 non-GAAP total revenue objective of about €1.175-1.180 billion, representing about 27% growth in constant currencies
2006 non-GAAP operating margin of about 27.0%
2006 non-GAAP EPS of about €1.78-1.80, 12-13% growth
Objectives based upon exchange rate assumptions for the fourth quarter of US$1.30 per €1.00 (unchanged) and JPY 150 (previously JPY 145) per €1.00
2007 non-GAAP total revenue growth objective of about 11-12% in constant currencies

The non-GAAP objectives set forth above do not take into account the following accounting elements: deferred revenue write-downs estimated at approximately €19 million for 2006; adoption of SFAS 123R, share-based compensation expense as of January 1, 2006, estimated at approximately €13 million for 2006; amortization expenses for acquired intangibles estimated at approximately €11 million per quarter; positive one-time tax restructuring effects of approximately €7 million for 2006; and deferred revenue write-downs estimated at approximately €6 million for 2007.

Conference call information
Dassault Systèmes will host a teleconference call today, Thursday, October 26, 2006 at 3:00 PM CET/2:00 PM London/9:00 AM New York. The conference call will be available via the Internet by accessing http://www.3ds.com/corporate/investors/. Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast teleconference will be archived for 30 days. Financial information to be discussed in the call will be available on the Company’s website prior to commencement of the teleconference at http://www.3ds.com/corporate/investors/. Additional investor information can be accessed at http://www.3ds.com/corporate/investors/ or by calling Dassault Systèmes’ Investor Relations at 33.1.40.99.69.24.

Cautionary statement regarding forward-looking statements: Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding our financial performance objectives are forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended). Such forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, particularly the value of the U.S. dollar or Japanese yen with respect to the euro; (ii) reduced corporate spending on information technology as a result of changing economic or business conditions that could negatively affect market demand for our products and services; (iii) difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM; (iv) new product developments and technological changes; (v) errors or defects in our products; (vi) growth in market share by our competitors; and (vii) the realization of any risks related to the integrations of Abaqus and MatrixOne or any other newly acquired company and internal reorganizations. Unfavorable changes in any of the above or other factors described in the Company’s SEC reports, including the Form 20-F for the year ended December 31, 2005, which was filed with the SEC on June 30, 2006, could materially affect the Company’s financial position or results of operations.

###

About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product — SolidWorks for 3D mechanical design — DELMIA for virtual production — SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit: http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

(Tables to follow)

CONTACTS:

Dassault Systèmes:	Financial Dynamics:
Valerie Agathon/Géraldine Nithart-Riva	Harriet Keen / Haya Chelhot
33.1.40.99.69.24	44.20.7831.3113
Dorothée Mugnier
Clara Armande-Delille
33.1.47.03.68.10

DASSAULT SYSTEMES
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(in millions of Euro, except per share data)

	Three months ended		Nine months ended

	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

New licenses revenue	94.7	85.8	297.9	241.4
Recurring licenses and product development revenue	130.7	97.5	378.6	290.0

Software revenue	225.4	183.3	676.5	531.4

Service and other revenue	50.9	30.5	131.9	98.9

Total Revenue	€276.3	€213.8	€808.4	€630.3

Cost of software revenue	13.1	5.9	36.2	18.5
Cost of service and other revenue	36.6	26.9	104.4	82.3
Research and development	77.0	62.0	224.8	179.9
Marketing and sales	73.0	54.1	211.7	156.5
General and administrative	20.9	14.1	59.3	41.7
Amortization of acquired intangibles	11.0	0.3	30.4	1.1

Total Operating Expenses	€231.6	€163.3	€666.8	€480.0

Operating Income	€44.7	€50.5	€141.6	€150.3

Financial revenue and other, net	1.6	6.9	(0.8)	12.7

Income before income taxes	46.3	57.4	140.8	163.0
Income tax expense	(5.4)	(19.6)	(39.2)	(56.5)

Net Income	€40.9	€37.8	€101.6	€106.5

Basic net income per share	€0.35	€0.33	€0.88	€0.94

Diluted net income per share	€0.34	€0.32	€0.85	€0.91

Basic weighted average shares outstanding (in millions)	115.3	114.1	115.1	113.8

Diluted weighted average shares outstanding (in millions)	118.9	118.0	119.1	117.1

DASSAULT SYSTEMES
CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

(in millions of Euro)

	September 30, 2006	December 31, 2005
ASSETS

Cash and short-term investments	455.3	379.9

Accounts receivable, net	211.6	287.8

Other assets	1,062.2	745.6

Total assets	€1,729.1	€1,413.3

LIABILITIES
AND SHAREHOLDERS' EQUITY

Long-term debt	202.6	1.5

Other liabilities	479.2	425.7

Shareholders' equity	1,047.3	986.1

Total liabilities and shareholders' equity	€1,729.1	€1,413.3

DASSAULT SYSTEMES
CONDENSED CASH FLOW STATEMENT (U.S. GAAP)
(in millions of Euro)

	Three Months ended			Nine Months ended
	September 30, 2006	September 30, 2005	Variation	September 30, 2006	September 30, 2005	Variation
Net Profit	40.9	37.8	3.1	101.6	106.5	(4.9)

Changes in working capital and non-cash P&L items	18.8	3.4	15.4	123.0	53.1	69.9

Net Cash provided by (used in) operating activities	59.7	41.2	18.5	224.6	159.6	65.0

Acquisition and sale of assets	(5.3)	(6.9)	1.6	(19.2)	(22.2)	3.0

Acquisitions net of cash	2.3	(1.4)	3.7	(261.1)	(24.4)	(236.7)

Loans and others	0.0	(1.0)	1.0	1.8	(1.9)	3.7

Net Cash provided by (used in) investing activities	(3.0)	(9.3)	6.3	(278.5)	(48.5)	(230.0)

Borrowing	0.0	0.0	0.0	200.0	0.0	200.0

Share repurchase and proceeds from stock option exercise, net	(28.3)	(12.3)	(16.0)	(5.6)	3.1	(8.7)

Payments on capital lease obligations	(0.4)	0.0	(0.4)	(1.3)	0.0	(1.3)

Dividend	(48.2)	0.0	(48.2)	(48.2)	(43.1)	(5.1)

Net Cash provided by (used in) financing activities(1)	(76.9)	(12.3)	(64.6)	144.9	(40.0)	184.9

Effect of exchange rate changes on treasury (2)	2.0	(0.5)	2.5	(15.6)	27.5	(43.1)

Increase (Decrease) in treasury(2)	(18.2)	19.1	(37.3)	75.4	98.6	(23.2)

Treasury (2) at beginning of period	473.5	632.3		379.9	552.8

Treasury (2) at end of period	455.3	651.4		455.3	651.4

           (1)  Excluding changes in short-term investments.
           (2)  Treasury includes cash, cash equivalents and short-term investments.

Attachment A
Supplemental non-GAAP Financial Information

Readers are cautioned that the supplemental non-GAAP information presented in this press release is subject to inherent limitations. It is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-GAAP financial information may not be comparable to similarly titled non-GAAP measures used by other companies. Further specific limitations for individual non-GAAP measures are set forth below. To compensate for these limitations, the supplemental non-GAAP financial information should be read not in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

In evaluating and communicating our results of operations, we supplement our financial results reported on a GAAP basis with additional non-GAAP financial data, including non-GAAP revenue, operating income, operating margin, net income and diluted earnings per share. As further explained below, the supplemental non-GAAP financial information excludes certain income statement elements: deferred revenue adjustments, amortization of acquired intangibles (which arise from our acquisitions of companies and intangible assets), share-based compensation expenses and one-time tax restructuring effects. For this reason, and subject to the limitations set forth above and below, we believe that the supplemental non-GAAP data provides a consistent basis for period-to-period comparisons which can improve investors’ understanding of our financial performance.

Our management uses the supplemental non-GAAP financial information, together with our GAAP financial information, to evaluate our operating performance, to make operating decisions and to plan and set objectives for future periods. Compensation of our executives is based in part on the performance of our business measured with the supplemental non-GAAP financial information. We believe that the supplemental non-GAAP data also provides meaningful information to investors and financial analysts who use them for comparing our operating performance to our historical trends and to other companies in our industry, as well as for valuation purposes.

The supplemental non-GAAP financial information adjusts our GAAP financial information to exclude:

•	Deferred revenue adjustment: Under U.S. GAAP, deferred revenue of an acquired company must be adjusted by writing it down to account for the fair value of customer support obligations assumed under support contracts acquired through the acquisition. As a result, in the case of a typical one-year contract, our GAAP revenue for the one-year period subsequent to an acquisition does not reflect the full amount of revenue on assumed contracts that would have otherwise been recorded by the acquired entity.

•	In our supplemental non-GAAP financial information, we have excluded this write-down to the carrying value of the deferred revenue, and we reflect instead the full amount of such revenue. We believe that the non-GAAP measure of revenue is useful to investors and management because it reflects a level of revenue and operational results that corresponds to the combined business activities of DS and the acquired company. In addition, the non-GAAP financial information provides a consistent basis for comparing our future operating performance, when no further adjustments to deferred revenue are required, against recent results.

However, by excluding the deferred revenue adjustment, the supplemental non-GAAP financial information reflects the total revenue that would have been recorded by the acquired entity but may not reflect the total cost associated with generating the non-GAAP revenue, since such cost may have been partially incurred by the acquired company prior to the acquisition.

•	Amortization of acquired intangibles: Under U.S. GAAP, the cost of acquired intangible assets, whether acquired through acquisitions of companies or of technology or other intangible assets must be recognized according to the assets’ fair value and amortized over their estimated useful life.

In our supplemental non-GAAP financial information, we have excluded the amortization expenses related to acquired intangibles in order to provide a consistent basis for comparing our historical results. For technology and other intangible assets we develop internally, we typically expense costs in the period in which they are incurred. For example, because we typically incur most of our research and development costs prior to reaching technical feasibility, our research and development costs are normally expensed in the period in which they are incurred. By excluding the amortization expenses related to acquired intangibles, the supplemental non-GAAP financial information provides a uniform approach for evaluating the development of all our technology, whether developed internally or acquired externally. As a result, we believe that the supplemental non-GAAP financial information offers investors a useful basis for comparing our historical results.

However, the acquired intangible assets whose amortization costs are excluded contributed to revenue earned during the period, and it may not have been possible to earn such revenue without such assets. In addition, the amortization of acquired intangibles is a recurring expense until their total cost has been amortized.

•	Stock-based compensation expenses: Under U.S. GAAP, we are required to recognize in our income statement all share-based payments to employees, including grants of employee stock options, based on their fair values over the period that an employee provides service in exchange for the award. This requirement, which is set forth under SFAS 123(R), became effective for us as of January 1, 2006.

In our supplemental non-GAAP financial information, we have excluded this expense to help investors compare our 2006 financial information with financial information for periods prior to January 1, 2006, when stock-based compensation costs were not expensed. In addition, because financial analysts and investors were using a valuation model which did not take into account our stock-based compensation expenses for prior periods, the exclusion of stock-based compensation expenses in our supplemental non-GAAP financial information helps them ensure the consistency of their valuation metrics. Our management also considers this non-GAAP information when reviewing our operating performance, since stock-based compensation costs can fluctuate due to factors other than the level of our business activity or operating performance.

However, stock-based compensation is one component of employee compensation. By excluding stock-based compensation expenses, the supplemental non-GAAP financial information does not reflect our full cost of attracting, motivating and retaining our personnel. Stock-based compensation expenses are a recurring expense.

•	One-time tax restructuring effects: Our U.S. GAAP financial statements reflect the impact of a tax restructuring effected during the third quarter of 2006 in the U.S.

In our supplemental non-GAAP financial information, we have excluded the one-time impact attributable to this tax restructuring because of its unusual nature in both qualitative and quantitative terms. We do not expect such tax effects to occur as part of our normal business on a regular basis. As a result, we believe that by excluding the one-time effects of the tax restructuring, our supplemental non-GAAP financial information helps investors understand the current trends in our operating performance. We also believe that the exclusion of the one-time tax restructuring effects facilitates a comparison of our effective rate of income tax between different periods.

However, the one-time tax restructuring effects are a component of our income tax expense for the period during which the restructuring took place. By excluding these effects, the supplemental non-GAAP financial information overstates our income tax expense for the relevant period.

The following tables set forth our supplemental non-GAAP revenue, operating income, operating margin, net income and diluted earnings per share, which exclude the effect of adjusting the carrying value of acquired companies’ deferred revenue, the expense for the amortization of acquired intangible assets, share-based compensation expense and one-time tax restructuring effects (as explained above). The tables also set forth the most comparable GAAP financial measure and a reconciliation of the GAAP and non-GAAP information.

DASSAULT SYSTEMES
SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
US GAAP – NON-GAAP RECONCILIATION
(in millions of Euro, except per share data)

	Three months ended September 30,						Variation
	2006 GAAP	Adjustment (1)	2006 non-GAAP	2005 GAAP	Adjustment (1)	2005 non-GAAP	GAAP	non-GAAP (2)

Total Revenue	€276.3	6.0	€282.3	€213.8			29%	32%

Total Revenue breakdown by activity
Software revenue	225.4	6.0	231.4	183.3			23%	26%

Service revenue	50.9			30.5			67%

Total Revenue breakdown by segment
PLM revenue	226.0	5.9	231.9	170.4			33%	36%

of which ENOVIA revenue	49.6	4.8	54.4	26.5			87%	105%

of which ENOVIA MatrixOne revenue	21.5	4.8	26.3

Solidworks revenue	50.3	0.1	50.4	43.4			16%	16%

Total Revenue breakdown by geography
Americas revenue	90.8	4.2	95.0	74.7			22%	27%

Europe revenue	124.2	1.4	125.6	85.0			46%	48%

Asia revenue	61.3	0.4	61.7	54.1			13%	14%

Total Operating Expenses	€231.6	(13.7)	€217.9	€163.3	(0.3)	€163.0	42%	34%

Stock-based compensation expense	2.7	(2.7)	–	–			n/a	n/a

Amortization of acquired intangibles	11.0	(11.0)	–	0.3	(0.3)	–	n/a	n/a

Operating Income	€44.7	19.7	€64.4	€50.5	0.3	€50.8	(11%)	27%
Operating Margin	16.2%		22.8%	23.6%		23.8%

Income before Income Taxes	46.3	19.7	66.0	57.4	0.3	57.7	(19%)	14%

Income tax expense	(5.4)	(12.9)	(18.3)	(19.6)	(0.1)	(19.7)	n/a	n/a
Income tax effect on adjustments above	6.1	(6.1)	–	0.1	(0.1)	–	n/a	n/a
One-time tax restructuring effects	6.8	(6.8)	–				n/a	n/a

Net Income	€40.9	6.8	€47.7	€37.8	0.2	€38.0	8%	25%

Diluted Net Income Per Share (3)	€0.34	0.06	€0.40	€0.32	0.00	€0.32	6%	25%

(1) In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to GAAP operating expenses data reflect the exclusion of the amortization of acquired intangibles or share-based compensation expenses (as detailed below), as indicated; and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments, plus, with respect to net income and diluted net income per share, the exclusion of one-time tax restructuring effects.

	Three months ended September 30,
	2006 GAAP	Adjust.	2006 non-GAAP	2005 GAAP

Cost of service and other revenue	36.6	0.3	36.9	26.9
Research and development	77.0	(1.4)	75.6	62.0
Marketing and sales	73.0	(1.0)	72.0	54.1
General and administrative	20.9	(0.6)	20.3	14.1
Total stock-based compensation expense		(2.7)

(2) The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods. In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.

(3) Based on a weighted average 118.9 million diluted shares for Q3/2006 and 118.0 million diluted shares for Q3/2005.

DASSAULT SYSTEMES
SUPPLEMENTAL SELECTED NON-GAAP FINANCIAL INFORMATION
US GAAP – NON-GAAP RECONCILIATION
(in millions of Euro, except per share data)

	Three months ended September 30,						Variation
	2006 GAAP	Adjustment (1)	2006 non-GAAP	2005 GAAP	Adjustment (1)	2005 non-GAAP	GAAP	non-GAAP (2)

Total Revenue	€808.4	15.9	€824.3	€630.3			28%	31%

Total Revenue breakdown by activity
Software revenue	676.5	15.9	692.4	531.4			27%	30%

Service revenue	131.9			98.9			33%

Total Revenue breakdown by segment
PLM revenue	651.1	14.4	665.5	500.4			30%	33%

of which ENOVIA revenue	121.1	7.5	128.6	74.8			62%	72%

Solidworks revenue	157.3	1.5	158.8	129.9			21%	22%

Total Revenue breakdown by geography
Americas revenue	247.7	8.7	256.4	200.6			23%	28%

Europe revenue	371.0	5.0	376.0	280.4			32%	34%

Asia revenue	189.7	2.2	191.9	149.3			27%	29%

Total Operating Expenses	€666.8	(37.6)	€629.2	€480.0	(1.1)	€478.9	39%	31%

Stock-based compensation expense	7.2	(7.2)	–	–			n/a	n/a

Amortization of acquired intangibles	30.4	(30.4)	–	1.1	(1.1)	–	n/a	n/a

Operating Income	€141.6	53.5	€195.1	€150.3	1.1	€151.4	(6%)	29%
Operating Margin	17.5%		23.7%	23.8%		24.0%

Income before Income Taxes	140.8	53.5	194.3	163.0	1.1	164.1	(14%)	18%

Income tax expense	(39.2)	(23.3)	(62.5)	(56.5)	(0.4)	(56.9)	n/a	n/a
Income tax effect on adjustments above	16.5	(16.5)	–	0.4	(0.4)	–	n/a	n/a
One-time tax restructuring effects	6.8	(6.8)	–				n/a	n/a

Net Income	€101.6	30.2	€131.8	€106.5	0.7	€107.2	(5%)	23%

Diluted Net Income Per Share (3)	€0.85	0.26	€1.11	€0.91	0.01	€0.92	(7%)	21%

(1) In the reconciliation schedule above, (i) all non-GAAP adjustments to GAAP revenue data reflect the exclusion of the deferred revenue adjustment; (ii) non-GAAP adjustments to GAAP operating expenses data reflect the exclusion of the amortization of acquired intangibles; and (iii) all non-GAAP adjustments to GAAP income data reflect the combined effect of these non-GAAP adjustments, plus with respect to net income and diluted net income per share, the exclusion of one-time tax restructuring effects.

	Three months ended September 30,
	2006 GAAP	Adjust.	2006 non-GAAP	2005 GAAP

Cost of service and other revenue	104.4	(0.2)	104.2	82.3
Research and development	224.8	(4.3)	220.5	179.9
Marketing and sales	211.7	(1.6)	210.1	156.5
General and administrative	59.3	(1.1)	58.2	41.7
Total stock-based compensation expense		(7.2)

(2) The non-GAAP percentage increase (decrease) compares non-GAAP measures for the two different periods. In the event there is a non-GAAP adjustment to the relevant measure for only one of the periods under comparison, the non-GAAP increase (decrease) compares the non-GAAP measure to the relevant GAAP measure.

(3) Based on a weighted average 119.1 million diluted shares for YTD 2006 and 117.1 million diluted shares for YTD 2005.

DASSAULT SYSTEMES
NON-GAAP KEY FIGURES
(in millions of Euro, except per share data, headcount and exchange rates.)

Non-GAAP key figures exclude the effects of adjusting the carrying value of acquired companies’ deferred revenue, amortization of acquired intangible assets, share-based compensation expenses and one-time tax restructuring effects.

Comparable U.S. GAAP financial information, and a reconciliation of the GAAP and non-GAAP measures, are set forth in the preceding tables in this Attachment A.

	Three months ended			Nine months ended
	September 30, 2006	September 30, 2005	Variation	September 30, 2006	September 30, 2005	Variation

Non-GAAP Revenue	282.3	213.8	32%	824.3	630.3	31%

Non-GAAP Revenue breakdown by activity
Software Revenue	231.4	183.3	26%	692.4	531.4	30%

Service Revenue	50.9	30.5	67%	131.9	98.9	33%

Non-GAAP Revenue breakdown by segment
PLM	231.9	170.4	36%	665.5	500.4	33%
of which ENOVIA	54.4	26.5	105%	128.6	74.8	72%
SolidWorks	50.4	43.4	16%	158.8	129.9	22%

Non-GAAP Revenue breakdown by geography
Americas	95.0	74.7	27%	256.4	200.6	28%

Europe	125.6	85.0	48%	376.0	280.4	34%

Asia	61.7	54.1	14%	191.9	149.3	29%

Non-GAAP Operating Income	64.4	50.8	27%	195.1	151.4	29%
Non-GAAP Operating Margin	22.8%	23.8%		23.7%	24.0%

Non-GAAP Net Income	47.7	38.0	25%	131.8	107.2	23%

Non-GAAP Diluted Net Income Per Share	0.40	0.32	25%	1.11	0.92	21%

Closing headcount	6,772	5,114	32%

Average Rate Euro/USD	1.27	1.22	4%	1.24	1.26	(2%)

Average Rate Euro/JPY	148.1	135.6	9%	144.1	136.0	6%

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: October 27, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration